Filed by NACCO Industries, Inc. pursuant to
Rule 425 promulgated under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
promulgated under the Securities Act of 1934
Subject Company: Applica Incorporated
Commission File No.: 1-10177
     The following is an excerpt from the transcript of a conference call hosted by NACCO Industries, Inc. on August 3, 2006 regarding NACCO’s financial results for the period ended June 30, 2006. The excerpt contains the portion of the transcript relating to discussions of the proposed spin-off by NACCO of its Hamilton Beach/Proctor-Silex business to NACCO’s stockholders and subsequent merger of Applica Incorporated with and into Hamilton Beach/Proctor-Silex pursuant to the terms of an Agreement and Plan of Merger, dated as of July 23, 2006.
     Brian Gonick (Corsair Capital; Analyst): That’s very good to hear. Sorry, I do have one more question and that is, what are you plans with the $100 million in cash I saw you’re going to be taking out Hamilton Beach — in the form of a dividend? What are your, can you talk about what you’re going to do with the cash?
     Alfred M. Rankin, Jr. (Chairman, President and Chief Executive Officer of NACCO): At this point, we have not made any decisions about what we’re going to do with the cash. We are entirely focused on completing the transaction and as you can imagine, in any transaction of this nature, there’s just a tremendous amount of work that has to be done following the time that core terms of the deal are set. And so, that issue, lies ahead of us.
Important Information
Investors and security holders are urged to read the registration statement on Form S-4 and the proxy statement/prospectus/information statement included within the registration statement on Form S-4 when it becomes available and any other relevant documents to be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction because they will contain important information about HB-PS Holding Company, Inc. (“Hamilton Beach/Proctor-Silex”), Applica Incorporated and NACCO Industries, Inc. and the proposed transaction.
Investors and security holders may obtain free copies of these documents when they become available through the website maintained by the SEC at www.sec.gov. In addition, the documents filed with the SEC by Applica Incorporated may be obtained free of charge by directing such requests to Applica Incorporated, 3633 Flamingo Road, Miramar, Florida 33027, Attention: Investor Relations ((954) 833-1000), or from Applica Incorporated’s website at www.applicainc.com. The documents filed with the SEC by Hamilton Beach/Proctor-Silex, may be obtained free of charge by directing such requests to HB-PS Holding Company, Inc., 4421 Waterfront Drive, Glen Allen, Virginia 23060, Attention: Investor Relations ((804) 527-7166), or from Hamilton Beach/Proctor-Silex’s website at www.hamiltonbeach.com. The documents filed with the SEC by NACCO Industries, Inc. may be obtained free of charge by directing such requests to NACCO Industries, Inc., 5875 Landerbrook Drive, Cleveland, Ohio 44124, Attention: Investor Relations ((440) 449-9669), or from NACCO Industries, Inc.’s website at www.nacco.com.
Applica Incorporated, Hamilton Beach/Proctor-Silex and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from Applica Incorporated stockholders with respect to the proposed transaction. Information regarding the interests of these officers and directors in the proposed transaction will be included in the registration statement on Form S-4 and proxy statement/prospectus/information statement included within the registration statement on Form S-4. In addition, information about Applica Incorporated’s directors, executive officers and members of management is contained in Applica Incorporated’s most recent proxy statement, which is available on Applica Incorporated’s website and at www.sec.gov. Additional information regarding the interests of such potential participants will be included in the registration statement on Form S-4, the proxy statement/prospectus/information statement contained therein and other relevant documents filed with the SEC.